Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Units (as defined below) in AllianceBernstein Holding L.P. The Offer (as defined below) is made solely by the Offer to Purchase, dated February 24, 2025, and the related Letter of Transmittal, and any amendments or supplements thereto. We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Units pursuant to the Offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to the holders of Units residing in that jurisdiction. In making the Offer, we will comply with the requirements of Rule 14d-10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Notice of Offer to Purchase for Cash

Up to 46,000,000 Units

in

AllianceBernstein Holding L.P.

at

$38.50 per Unit

(For an Aggregate Purchase Price of Up to approximately $1.8 billion)

by

Equitable Holdings, Inc.

Equitable Holdings, Inc., a Delaware corporation (“Equitable”), is offering to purchase up to 46,000,000 units representing assignments of beneficial ownership of limited partnership interests (“Units”) in AllianceBernstein Holding L.P., a Delaware limited partnership (“AB Holding”), at a price of $38.50 per Unit (the “Purchase Price”), net to the seller in cash, for an aggregate Purchase Price of up to approximately $1.8 billion, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2025 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as each may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 24, 2025 UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”).

Equitable is making this Offer in order to increase its economic ownership in AllianceBernstein L.P. (“AB”), a Delaware limited partnership and the operating partnership of AB Holding, and to provide unitholders with liquidity. As of the date hereof, Equitable does not own any Units but owns, directly and indirectly, an approximate 61.9% interest in AB. Assuming the maximum number of 46,000,000 Units are purchased in the Offer, Equitable would beneficially own approximately 41.7% of the outstanding Units and have an approximate 77.5% economic interest in AB. The Offer is not being made for the purpose of acquiring or influencing control over the business of AB Holding or AB, but it will increase the level of control Equitable currently has over AB.

The Offer is not conditioned on the receipt of financing or any minimum number of Units being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase.

If more than 46,000,000 Units are properly tendered, upon the terms and subject to the conditions of the Offer, Equitable will purchase an aggregate of 46,000,000 Units from the tendering unitholders on a pro rata basis as described in the Offer to Purchase. Any Units not purchased in the Offer will be returned to the tendering unitholders at Equitable’s expense promptly after the Expiration Time. Equitable reserves the right, in its sole discretion, to change the Purchase Price and to increase or decrease the number of Units sought in the Offer, subject to applicable law.

The Units are listed and traded on the NYSE under the symbol “AB.” Unitholders are urged to obtain current market quotations for the Units before deciding whether to tender their Units.

The Offer will expire at 5:00 p.m., New York City time, on March 24, 2025, unless Equitable exercises the right, in its sole discretion, to extend the Offer, subject to applicable law. If Equitable extends the Offer, Equitable will issue a press release announcing the extension and the new Expiration Time no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. Equitable will announce any amendment to the Offer by making a public announcement of the amendment.

Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Equitable does not currently anticipate that there will be a subsequent offering period. Unitholders wishing to tender Units must follow the procedures set forth in the Offer to Purchase and the related Letter of Transmittal.

For purposes of the Offer, Equitable will be deemed to have accepted for payment (and therefore purchased), subject to the proration provisions of the Offer, Units that are properly tendered and not properly withdrawn only if and when Equitable gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) of Equitable’s acceptance of the Units for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, Equitable will accept for payment and pay the Purchase Price for all of the Units accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for Units tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary and Paying Agent of: (i) Unit certificates (or confirmation of a book-entry transfer of such Units into the Depositary and Paying Agent’s account at the book-entry transfer facility); (ii) a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, an agent’s message, and (iii) any other required documents.

Because of the difficulty of determining the precise number of Units properly tendered, Equitable expects that it will not be able to announce the final results of any proration or commence payment for any Units purchased pursuant to the Offer until at least two business days after the Expiration Time. Preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Time. Holders of Units may obtain such preliminary information from D.F. King & Co., Inc. (the “Information Agent”) at its telephone number on the back cover of the Offer to Purchase.

Tenders of Units are irrevocable, except that such Units may be withdrawn at any time prior to the Expiration Time and, if Equitable has not accepted for payment such Units by 5:00 p.m., New York City time, on April 25, 2025, unitholders may also withdraw such Units at any time thereafter. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary and Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered holder of the Units to be withdrawn, if different from the name of the person who tendered the Units. If Unit certificates have been delivered or otherwise identified to the Depositary and Paying Agent, then, prior to the physical release of those Unit certificates, the serial numbers shown on those Unit certificates must be submitted to the Depositary and Paying Agent and, unless an eligible institution has tendered those Units, an eligible institution must guarantee the signatures on the notice of withdrawal. If a unitholder has used more than one Letter of Transmittal or has otherwise tendered Units in more than one group of Units, the unitholder may withdraw Units using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Units have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Units and otherwise comply with the book-entry transfer facility’s procedures.

Equitable will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all person participating in the Offer, subject to such other participants disputing such determination in a court of competent jurisdiction. Equitable will not be, and none of Barclays Capital Inc., the Dealer Manager for the Offer, the Depositary and Paying Agent, the Information Agent or any other person will be, under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Generally, if a unitholder is a U.S. Holder (as defined in the Offer to Purchase), such unitholder will be subject to U.S. federal income taxation when such unitholder receives cash from Equitable in exchange for the Units such unitholder tenders in the Offer. The receipt of cash for the unitholder’s tendered Units generally will be treated for U.S. federal income tax purposes as a sale or exchange eligible for capital gain or loss treatment. As discussed in the Offer to Purchase, however, special rules may result in ordinary income to be realized by a U.S. Holder on the disposition. If a unitholder is a Non-U.S. Holder (as defined in the Offer to Purchase and subject to the carveouts included in the Offer to Purchase), such unitholder generally will not be subject to United States federal income tax on gains realized on the disposition of Units pursuant to the Offer, provided that (i) the gain is not treated as effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States subject to withholding and (ii) in the case of a Non-U.S. Holder that is an individual, that the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition. As discussed in more detail in the Offer to Purchase, based on AB Holding’s organizational structure, as well as the nature of its current and expected income and assets, Equitable believes that AB Holding is considered to be engaged in a U.S. trade or business, as defined in the Internal Revenue Code of 1986, as amended, and as a result it is expected that any gain realized from the sale of Units by a Non-U.S. Holder generally would be treated as effectively connected with a U.S. trade or business and would be subject, as described in that Offer to Purchase, to U.S. federal income tax, and a potential 10% U.S. federal withholding tax may apply to the disposition of Units.

As discussed in the Offer to Purchase, certain U.S. withholding taxes may also apply to cash received in the Offer to Purchase, unless certain requirements are met. All unitholders should review the Offer to Purchase regarding certain U.S. federal income tax issues and consult their tax advisor with respect to the tax consequences of tendering Units in their particular circumstances.

None of Equitable, the Dealer Manager, the Information Agent or the Depositary and Paying Agent is making any recommendation to any unitholder as to whether to tender or refrain from tendering Units in the Offer. None of the foregoing has authorized any person to make any recommendation with respect to the Offer. Unitholders must make their own decisions as to whether to tender their Units in the Offer and, if so, how many Units to tender. In doing so, unitholders should read carefully the information in the Offer to Purchase and the Letter of Transmittal. Equitable recommends that unitholders consult their own financial and tax advisors before taking any action with respect to the Offer.

The information required to be disclosed by Rule 14d-6(d)(1) of the Exchange Act is contained in the Offer to Purchase and the Tender Offer Statement on Schedule TO that Equitable is filing with the Securities and Exchange Commission, and is incorporated herein by reference.

Questions and requests for assistance may be directed to the Dealer Manager or the Information Agent, at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at Equitable’s expense. Unitholders may also contact their broker, dealer, commercial bank, trust company or other nominee or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

3

48 Wall Street

22nd Floor

New York, New York 10005

Attn: Corporate Actions

Unitholders please call toll free: (800) 848-3402

All other calls: (212) 269-5550

Email: AB@dfking.com

The Dealer Manager for the Offer is:

Barclays Capital Inc.

745 Seventh Avenue, 5th Floor

New York, New York 10019

Banks and Brokers Call: (212) 528-7581

All others call Toll-Free: (800) 438-3242

February 24, 2025

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